PRESS RELEASE FOR IMMEDIATE PUBLICATION	EXHIBIT 99.1

TIW TO SELL MINORITY INTEREST IN ROMANIAN SUBSIDIARY

Secures Funding to repay Bank Debt

Montréal, Canada, December 18, 2002 — Telesystem International Wireless Inc. (“TIW”) and ClearWave N.V (“ClearWave”) are pleased to announce that they have reached agreement with Emerging Markets Partnership (“EMP”) on the sale of 11,135,555 shares of MobiFon S.A. currently owned by ClearWave Holdings b.v, a subsidiary of ClearWave, representing 5.68% of the currently issued and outstanding share capital of MobiFon for a total cash consideration of US$ 42.5 million.

The transaction, expected to close in the first quarter of 2003, is subject to the fulfillment of certain conditions and to rights of first refusal by other MobiFon shareholders. EMP, a global private equity firm, is advisor to funds having over US$ 6 billion in assets, and will fund the acquisition from its US$ 550 million AIG Emerging Europe Infrastructure Fund.

“EMP is one of the founding investors in Ceský Mobil a.s., our affiliate in the Czech Republic. We are happy to build on the success of that collaboration by extending our relationship to MobiFon,” said Bruno Ducharme, President and Chief Executive Officer of TIW.

ClearWave intends to use substantially all of the proceeds from the sale to EMP, and the remaining US$ 8.8 million proceeds from a previously announced share repurchase by MobiFon to repay intercompany demand notes due to TIW and pay related interest. TIW plans to use the proceeds from the repayment of those notes to reduce indebtedness at the corporate level. Assuming these repayments and considering its other available cash resources, TIW now estimates that its senior secured corporate credit facility will be fully repaid prior to its stated maturity of June 30, 2003.

“This minority transaction strengthens TIW’s financial situation by ensuring that our ability to retire our corporate credit facility by June 30, 2003 is not dependant on further assets sales or new financing,” said André Gauthier, Vice-President and Chief Financial Officer of TIW.

MobiFon has recently initiated a share repurchase of up to US$ 38.8 million of which ClearWave’s share is US$ 24.6 million. Shareholders of MobiFon have until June 30, 2003, to tender their shares in order to realize their pro-rata share of this distribution amount. To date, MobiFon has repurchased shares from ClearWave and other shareholders in amounts of US $16.6 million. ClearWave tendered shares on October 30, 2002 for proceeds of US$ 15.8 million and expects to tender, prior to end of December 2002, additional shares for the remaining US$ 8.8 million it is entitled to under the share repurchase.

Once the transaction is completed, and depending on the timing and extent of each MobiFon shareholder’s participation in the share repurchase, ClearWave’s ultimate ownership of MobiFon may vary between 56.58% and 58.90%. For the same reason, EMP’s ultimate ownership may increase to 5.86%. TIW’s interest in ClearWave is 85.6%.

TIW also announces that it has finalized the amendment extending its senior secured facility to June 30, 2003. TIW has repaid US$ 10 million upon the signing of the definitive agreement, and has agreed to repay US$ 5 million by December 31, 2002 and US$ 5 million by March 31, 2003. The amount now outstanding on the facility is US$ 52.4 million.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About MobiFon

MobiFon leads the mobile communications market in Romania with over 2,460,000 GSM customers at the end of September 2002. MobiFon launched the first GSM network in Romania, on April 15, 1997 under the brand name Connex. The Connex network covers 97 percent of the Romanian population and offers roaming services in 94 countries/areas, through 217 operators.

About TIW and ClearWave N.V.

TIW, through its subsidiary ClearWave N.V., is a leading cellular operator in Central and Eastern Europe with over 3.7 million managed subscribers. ClearWave is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Ceský Mobil a.s. TIW’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

FOR INFORMATION:

MEDIA:	INVESTORS:
Mark Boutet Telesystem International Wireless Inc. [Telephone] (514) 673-8406 mboutet@tiw.ca	Serge Dupuis Telesystem International Wireless Inc. [Telephone] (514) 673-8443 sdupuis@tiw.ca

Our web site address is: www.tiw.ca